UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     November 2007                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated November 14, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: November 19, 2007	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR RELEASE ON NOVEMBER 14, 2007

UNBRIDLED ENERGY PROVIDES UPDATE ON

CANADIAN AND APPALACHIAN BASIN, USA OPERATIONS

CALGARY-PITTSBURGH · November 14, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) provides an update on its Canadian operations in the Chambers/Ferrier area, northwest of Calgary and on its Appalachian Basin properties in the USA.

Chambers/Ferrier Area, Alberta

Unbridled, as operator is pleased to announce a milestone in their Canadian operations by initiating natural gas and gas condensate sales from its 3-17-41-11 W5 (“3-17”) well.  During the last month, the pipeline was installed and connected from the 3-17 well into ConocoPhillip’s Canada local pipeline system, which connects with Keyera’s sales pipeline system.  On November 8, 2007, the 3-17 well was opened, initiating sales of gas and condensate.  The well was brought on line at a restricted rate of approximately 1.1 MMcf/d (million cubic feet per day) of gas and 50 bbls/d of condensate.  The 3-17 was previously tested at over 3 MMcfe/d*(thousand cubic feet per day). The pipeline construction to the Company’s 7-18-41-11 W5M well immediately west of the 3-17 well  is scheduled to be completed in Q1 2008.  It was previously tested at 450 Mcfe/d*.

As previously announced, Unbridled and its joint venture partner recently drilled an option well, located at 16-21-41-11 W5M (“16-21”), to its intended total vertical depth of 3,290 meters.  Openhole logging was performed, a production liner run, and cemented to total depth.  The 16-21 encountered numerous gas shows and formations to test in this basin-centered gas resource play.  Unbridled now plans to conduct completion operations and test the first interval in late November.  Plans to lay an approximate four mile pipeline to the 16-21 well are also under design with anticipated installation by Q1 2008.  This pipeline will be available for use by projected future wells in this part of the Company’s acreage.

Chautauqua Lake Properties, Chautauqua County, New York

Based on the Company’s geologic and engineering studies, Unbridled now intends to drill the first group of 10 new wells on these properties.  Depending on the production performance from the 10 well program, numerous additional wells could ultimately be drilled over the next five years.  The Company has identified a rig to spud the first group of new wells in December 2007 or early Q1 2008, depending on availability.  Several existing wells are also scheduled to be recompleted into new formations during this time.  The drilling and recompletion program is intended as the first step to tap into the 31 Bscf (24 Bscf Possible) of estimated remaining 3P reserves identified by Schlumberger in their reserves report to the Company dated June 5, 2007.

Further, the Company’s workover program conducted July 2007 on 13 wells is still under evaluation since high third party pipeline pressures have, to date,  delayed a thorough evaluation of results.  When a new compressor is installed in November, the Company will be ready to switch production into a different third party sales pipeline  This will provide continuous flow of gas at reasonable pressures.  The existing third party sales pipeline has historically been down many weeks throughout the year for maintenance, plus it sometimes exhibits unusually high pressure, which reduces production from the Company’s properties.

In October 2007, two of the oil wells (Hallbergwell 172 and Barkstrom #2 well 341) acquired in the acquisition from Linn Energy have been turned back into production after many years of being shut-in, with sales of approximately 200 bbls of oil and 30 Mscf/d of gas.

In addition to the above operations, Unbridled is in late-stage negotiations with another operator to purchase additional wells, acreage, and a pipeline in this area.

Ohio River Play, Ohio

The Company is in late stage negotiations  with an Appalachian Basin operator to partner on drilling multiple horizontal test wells in the Devonian Shale in late Q4 2007 or early Q1 2008 on Unbridled's approximately 23,000 acres in Ohio.  Unbridled will be the operator and jointly design the drilling, completion and testing program with its new partner.  The Company anticipates signing the final documents within two weeks.  If the industry partner proceeds according to the terms of the purchase and sales agreement, they will drill to earn a 50% WI in the acreage.

Separately, the Company and another operator in this area are in late stage negotiations on a purchase and sales agreement to purchase existing wells, acreage and pipeline access to sell gas, pending final due diligence.  The Company expects this acquisition to be rolled into the new joint venture agreement discussed above and one of the existing wells in the acquisition will be used as a re-entry candidate for one of the first horizontal test wells.

Southern Appalachian Basin

The Company continues to negotiate with two operators on joint venture opportunities in the southern Appalachian Basin for the purpose of drilling horizontal and infill wells. Management will keep shareholders apprised as discussions progress.

President & CEO, Joe Frantz said, “The Chambers area contains significant potential to quickly grow cashflow and reserves.  We are  pleased the 3-17 was placed into production, followed shortly by the 7-18 well, and testing of the 16-21 well.  Overall, this play is quickly growing towards an opportunity to drill a significant number of wells over a large acreage position in this basin-centered gas play.  There are a limited number of plays today with potential to produce between 10 and 20 Bscf per well, as observed in wells just to the east of Chambers.  To date, at Chambers, we have encountered numerous potentially productive intervals in different facies including sands, shales, and carbonates.  Based on 3D seismic interpretations, the 16-21 well encountered numerous pay targets, which could translate into a very economic well.  In the USA, we will be drilling our first wells in New York shortly to exploit the large remaining gas in place.  The results from the first round of drilling will quickly provide insight into the size for the next drilling program.  In Ohio, we are close to completing two transactions that will quickly lead to drilling test wells.”

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

*Readers are cautioned that the use of the equivalency measures mmcfe/d (million cubic feet equivalent per day) and cfe/d (cubic feet equivalent per day) may be misleading, particularly if used in isolation. The Company has applied an mmcfe conversion ratio of 6 mcf of gas per 1 bbl of condensate, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, production rates and sales, and changes to new service providers .  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.